[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 20, 2015

VIA EDGAR

Era Anagnosti
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:                             The J.G. Wentworth Company
Registration Statement on Form S-3
Filed March 31, 2015
File No. 333-203111

Dear Ms. Anagnosti:

On behalf of The J.G. Wentworth Company (the “Company”), please find below certain supplemental responses from the Company in response to discussions with the staff (the “Staff”) of the Securities and Exchange Commission on May 19, 2015 with regard to the Company’s Registration Statement on Form S-3, filed March 31, 2015, as amended by Amendment No. 1 to the Registration Statement on Form S-3, filed May 5, 2015 and Amendment No. 2 to the Registration Statement on Form S-3, filed May 19, 2015 (as amended, the “Registration Statement”).

Set forth below is the Company’s supplemental response to the second comment set forth in the Staff’s letter of April 23, 2015 (the “Comment Letter”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Registration Statement.

Prospectus Cover Page

2.              It appears that you are attempting to simultaneously register the primary issuance and the resale of the same 9,963,745 shares of common stock, issuable upon the exchange of JGW Common Interests with the shares of the company’s Class A stock. Please provide us with a detailed legal analysis of your basis for the primary as well as the secondary registration of these securities.

Era Anagnosti

Securities and Exchange Commission

May 20, 2015

The Company respectfully advises the Staff that, after discussion with the Staff and after further consideration, the Registration Statement, as amended by Amendment No. 2 to the Registration Statement, filed May 19, 2015, registers only the resale, and not the primary issuance, of the shares of Class A common stock (the "Class A Shares") of the Company issuable upon exchange of the common membership interests (the “JGW Common Interests”) of The J.G. Wentworth Company, LLC (“JGW LLC”).

In connection with the initial public offering (the “IPO”) of the Company in November 2013, the JGW Common Interests of JGW LLC, a newly formed subsidiary of the Company, were issued in a private placement to the applicable selling stockholders listed in the Registration Statement, who at the time of the private placement were the existing members of the pre-IPO operating company. At the time of issuance of the JGW Common Interests, the operating agreement of JGW LLC (the “Operating Agreement”) provided for the exchange of the JGW Common Interests for Class A Shares at a fixed 1:1 conversion ratio upon expiration of the lock-up agreements entered into in connection with the IPO, the latest of which expired 180 days after the IPO. Because the exchange ratio of the JGW Common Interests and the terms of the Class A Shares were set at the time of private placement, there is no subsequent investment decision to be made by the holders of the JGW Common Interests.

As discussed in the Company’s previous correspondence with the Staff, under the Staff’s guidance set forth in Question 116.18 of the Securities Act Forms Compliance and Disclosure Interpretations (“CDI 116.18”), a company may use Form S-3 to register, prior to conversion, the resale of common stock issuable upon conversion of the outstanding, privately-placed convertible securities as long as it otherwise satisfies the requirements of Form S-3.  The Company respectfully submits that the position stated in CDI 116.18 is applicable to the Company’s registration of the resale of Class A Shares issuable upon the exchange of outstanding JGW Common Interests, as (i) the JGW Common Interests, which are convertible into Class A Shares, are outstanding at the time of registration, having been privately placed at the time of the IPO, (ii) the conversion formula for the conversion of the JGW Common Interests into Class A Shares is fixed at 1:1, and (iii) the Company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements.

Please telephone the undersigned at (212) 735-3416 if you have any questions or require any additional information.

Very truly yours,

/s/Andrea L. Nicolás
Andrea L. Nicolás

cc.                                 Christopher Dunham, Securities and Exchange Commission
Stephen Kirkwood, The J.G. Wentworth Company